UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VERITY CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92346W109

(CUSIP Number)

May 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TAKE FLIGHT EQUITIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF	5	SOLE VOTING POWER 1,733,322(1)
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,733,322(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,322(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.66%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)	This total consists of 733,322 shares of common stock, par value $0.001 per share, directly owned by Take Flight Equities, Inc., and 1,000,000 shares of common stock issuable upon conversion of 100,000 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”).

The total does not include 261,618 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”), which are convertible at any time at a rate of 20% discount to market at the time of the conversion notice. The shares are excluded here because the conversion is subject to a blocker provision contained in the Certificate of Designation of the Rights, Preferences, Privileges and Restrictions of the Series A Preferred Stock which prevents the conversion of Series A Preferred Stock into shares of common stock if such conversion would result in the reporting person, together with affiliates, holding more than 9.99% of voting issuance in the Company.

Page 2 of 5 Pages

Item 1	(a)	Name of Issuer:

Verity Corp. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

47184 258th Street
Souix Falls, SD 57107

Item 2	(a)	Name of Person Filing:

This statement is filed by Take Flight Equities, Inc. (“Take Flight”) with respect to shares of common stock, $0.001 par value per share, of the Company of which Mr. William M. Wright, President of Take Flight, has sole voting power over the shares.

	(b)	Address of Principal Office, or if None, Residence:

Take Flight’s address is as follows:

4550 Newberry Hill Road, Suite 202
Silverdale, WA 98383

	(c)	Citizenship:

Take Flight Equities, Inc. is a Washington corporation

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	CUSIP Number:

92346W109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of cover pages

(b)	Percent of Class: See Item 11 of the cover pages

Page 3 of 5 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

	(ii)	Shared power to vote or to direct the vote: see Item 6 of the cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

For purposes of calculating the percent of class, the reporting person has assumed that there were a total of 8,812,168 shares of common stock outstanding immediately subsequent to the issuance of the shares, such that the 1,733,322 shares of common stock issued or to be issued upon the conversion of shares of Series B Preferred Stock to the reporting person represent approximately 19.66% of the class subsequent to such issuance.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Take Flight Equities, Inc.

Dated: June 19, 2013	/s/ William M. Wright
William M. Wright
President

Page 5 of 5 Pages